FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

5 Charlestown Road Portadown BT63 5PW Northern Ireland (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press releases issued by Warner Chilcott plc (the "Company") relating to:

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from Cater Allen International Limited regarding the 8.55% notifiable interest of Cater Allen International Limited in the Company, dated November 25, 2004;

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from The Goldman Sachs Group, Inc. indicating that The Goldman Sachs Group, Inc. no longer has a notifiable interest in the shares of the Company, dated November 25, 2004;

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from Deutsche Bank AG regarding the 13.16% notifiable interest of Deutsche Bank AG in the Company, dated November 30, 2004;

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from The Goldman Sachs Group, Inc. regarding an interest, by attribution only, of The Goldman Sachs Group, Inc. in a total of 5,655,745 shares in the Company, dated December 1, 2004;

  Announcement in accordance with Rule 2.10 of the City Code on Takeovers and Mergers regarding the issued share capital of the Company, dated December 1, 2004;

  Notification under Section 198 of the Companies Act 1985 from Lehman Brothers International (Europe) regarding the 4.73% notifiable interest in the Company of Lehman Brothers International (Europe), dated December 3, 2004.

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from Deutsche Bank AG regarding the 11.75% notifiable interest of Deutsche Bank AG in the Company, dated December 6, 2004;

  Press release by the Company regarding the Federal Trade Commission's grant of an early termination of the waiting period under the provisions of the Hart-Scott-Rodino Anti-trust Improvements Act of 1976, as amended, dated December 8, 2004; and

  Notification under Section 198 of the Companies Act 1985 with respect to a notification from CIC Bank CIAL regarding the 4.29% notifiable interest of CIC Bank CIAL in the Company, dated December 8, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WARNER CHILCOTT PUBLIC LIMITED COMPANY
Date: 8 December 2004	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel